DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Laura K. Sirianni
laura.sirianni@dlapiper.com
T 919.786.2025
F 919.786.2200

January 25, 2011

VIA EDGAR

Securities & Exchange Commission

Division of Corporation Finance

100 F. Street, NE, Mail Stop 3010

Washington, DC 20549

Attn:	Sonia Barros, Special Counsel
Duc Dang, Attorney-Advisor

Re:	Behringer Harvard Opportunity REIT II, Inc.
Post-Effective Amendment No. 7 to
Registration Statement on Form S-11
Filed October 6, 2010
File No. 333-140887

Dear Ms. Barros and Mr. Dang:

On behalf of our client, Behringer Harvard Opportunity REIT II, Inc. (the “Company”), we are writing to address the additional comment from the Staff of the Commission’s Division of Corporation Finance to the Company regarding our correspondence dated November 19, 2010 relating to the above-referenced filing.  For your convenience, we have reproduced a summary of the comment below, along with our response.

Supplement No. 7

Investment Activity After June 30, 2010, page 5

1.                                      In your response dated November 19, 2010, we note that projected net operating income used in your calculation of the capitalization rates for the Archibald Business Center and Parrot’s Landing acquisitions was determined based on total estimated gross income derived from the terms of in-place leases at the time of acquisition and income that results from future leasing that is projected to occur during the first twelve months of ownership.  Please provide additional information regarding any assumptions you made in determining the amount of gross income you expect to derive from future leasing efforts.

Response:  We note that the Company is a value-added and opportunistic program which results in a variety of investment strategies and a range of capitalization rates related to its investments.  In particular, because the Company’s investment strategy includes investments in opportunistic properties in various phases of development, redevelopment or lease-up or in need of repositioning, the determination as to the amount of gross income expected to be derived from future leasing efforts requires the Company’s management to make certain judgments, assumptions and estimates related to each property and the surrounding market.

In determining the amount of gross income expected to be derived from future leasing efforts such as lease-up of vacant space, the Company relies on the underwriting assumptions implemented for each investment.  These underwriting assumptions vary from property to property based on a number of variables such as type of property, market conditions, rental rates, location of vacancies within the property, and size of the vacancy in the property.  In a case where there are leases that expire during the first year of operation, the Company determines the probability of retaining the existing tenant or finding a new tenant for the space.  This analysis is based on the type of tenant, the tenant’s investment in outfitting the space and the tenant’s prior rental history.  Once the analysis of the expiring tenants is complete, a forecast is developed for these tenant spaces and is incorporated into total revenue along with the underwriting assumptions for each investment.

We submit that the number of variables involved in assessing the amount of gross income to be derived from future leasing efforts makes it difficult for the Company to present in its offering materials a detailed analysis of each assumption relied upon in determining the amount of gross income to be derived from future leasing efforts.  The Company acknowledges, however, that some additional information regarding the Company’s determination of projected future income in calculating capitalization rates may be helpful to investors evaluating the Company’s investments.

The Company proposes to add the following disclosure regarding capitalization rates and the determination of projected net operating income related thereto.  This disclosure will replace any current disclosures regarding capitalization rates in the supplement.

Yield on Recent Investments

Capitalization rate is one method used to estimate the value of income producing properties.  Capitalization rates may be calculated in different ways.  We calculate the estimated year one capitalization rates for our recent investments in office, industrial, and multifamily buildings by dividing the projected net operating income from the property in the first twelve months following the date of acquisition by the sum of its contract purchase price and any additional reserves funded with equity at closing.  Projected net operating income is determined by taking total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time of acquisition, and for properties that have current vacancies or lease expirations during the first twelve months of ownership, income that results from future leasing that is expected to occur during the first twelve months of ownership, less property and related expenses (property operating and maintenance expenses, make-ready expenses, management fees, property insurance and real estate taxes) based on the operating history of the property and our plans and projections for operation of the property in the first twelve months of ownership.  In determining the amount of net income that is expected to be derived from future leasing efforts, we consider a number of variables, including the type of property, market conditions, rental rates, location of vacancies within the property and size of the vacancy in the property.  In the event leases expire during the first twelve months of operation, we determine the probability of retaining the existing tenant or finding a new tenant for the space.  This analysis is based on, among other factors, the type of tenant, the tenant’s investment in outfitting the space and the tenant’s prior rental history at the space.  Estimated net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and non-property related general and administrative expenses.  The following discussion provides information regarding the estimated year one capitalization rates for our recent investments and information regarding the assumptions we made with respect to vacancies at our properties in the first twelve months of ownership to help our investors better evaluate such rates.

Archibald Business Center.  The estimated year one capitalization rate for Archibald Business Center, a corporate headquarters and industrial warehouse facility, was 7.5%.  Archibald Business Center was 100% leased at acquisition under a single lease expiring more than twelve months after acquisition of the property.

Parrot’s Landing.  The estimated year one capitalization rate for Parrot’s Landing, a multifamily community, was 8.3%.  Parrot’s Landing was 92.3% leased at acquisition under multifamily leases that are typically twelve months in length.  In calculating its capitalization rate, we assumed that 40% of the existing tenants will be retained upon expiration of their current leases and that at the end of the first year of ownership the occupancy rate for the property will have stabilized at 95%.  We have assumed new leases will be signed at rates consistent with those of other similarly situated properties.

The Florida MOB Portfolio.  The estimated year one capitalization rate for the Florida MOB Portfolio, a portfolio of medical office buildings, was 7.2%.  The Florida MOB Portfolio was 85.0% leased at acquisition with 27.1% of such leases expiring within twelve months from acquisition.  In calculating its capitalization rate, we assumed that 85% of the expiring leases would be renewed, and a portion of the vacant square footage, representing 3.82% of the overall building square footage, would be leased at rates similar to those available in the current market for similarly situated properties.

Interchange Business Center.  The estimated year one capitalization rate for the Interchange Business Center, an industrial property, was 2.26%.  The Interchange Business Center was 29.2% leased on the date of acquisition under leases that expire more than twelve months from the date of acquisition.  In calculating its capitalization rate, we assumed that an additional 9.9% of the overall property square footage would be leased in the twelve months following acquisition to accommodate expansion requirements for an existing tenant.

Once the Staff has reviewed the above disclosure, the Company will file a revised Supplement No. 7 in a Pre-Effective Amendment to its Post-Effective Amendment No. 7 to incorporate by reference additional 3-14 financial statements filed on Form 8-K/A since its last post-effective amendment was filed on December 17, 2010.  The Company will also include the disclosure above regarding capitalization rates for its recent office building, industrial, and multifamily acquisitions.

Very truly yours,

DLA Piper LLP (US)

/s/ Laura K. Sirianni

Laura K. Sirianni

Associate

LKS:jsh